UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):
_____   Form 10-K ___Form 20-F ___Form 11-K    X     Form 10-Q ___Form N-SAR ___Form N-CSR

FOR PERIOD ENDED: March 31, 2011

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NEW SOURCE ENERGY GROUP, INC.
Full Name of Registrant

___________________________________________
Former Name if Applicable

914 North Broadway, Suite 220
P.O.Box 1218
Address of Principal Executive Office (Street and Number)

Oklahoma City, OK 73101
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

New Source Energy Group, Inc. (the “Company”) is short-staffed and could not prepare its financial information and corresponding disclosure contained in its quarterly report for the period ended March 31, 2011 in a timely manner in order to allow management to complete a review of the financial statements and corresponding disclosure by the filing deadline.  Additionally, during and after the quarter ended March 31, 2011 the Company has been involved in negotiations related to potential business opportunities and/or transactions and those negotiations have required a significant amount of management’s attention.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Herrick K. Lidstone Jr.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [X] Yes  [ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X] Yes  [  ] No    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NEW SOURCE ENERGY GROUP, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By: /s/ Kristian B. Kos
Kristian B. Kos, President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

The Company expects to report a significant increase in its operating loss (and net loss) for the quarter ended March 31, 2011 as compared to the quarter ended March 31, 2010.  The Company expects that both its operating loss and net loss will be approximately $97,300 greater for the 2011 period as compared to the 2010 period.  This increase was the result of the Company incurring greater operating costs and expenses in the 2011 period as the Company took steps to execute upon a potential acquisition in the oil and gas industry and also effected certain corporate actions during the quarter (such as effecting the reverse stock split and the recapitalization).